UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934*

             Patriot Transportation Holding, Inc.

                       (Name of Issuer)

                         Common Stock

               (Title of Class of Securities)


                          70337B102
                       (CUSIP Number)

                      February 25, 2010

  (Date of Event Which Requires Filing of this Statement)

                     Daniel B. Nunn, Jr.
                   Fowler White Boggs P.A.
                   50 North Laura Street
                        Suite 2800
                Jacksonville, Florida  32202
                       (904) 598-3118

  (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                             SCHEDULE 13G

---------------------------------------------------------------------------
CUSIP No.:  70337B102
---------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
    John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [ ]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida
---------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                      371,014
NUMBER OF SHARES		-------------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			        0
     EACH			-------------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			     371,014
     WITH			-------------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                        0
---------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    371,014
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [   ]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      12.13%
---------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------

                            SCHEDULE 13G

--------------------------------------------------------------------------
CUSIP No.: 70337B102
--------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   John D. Baker II
--------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [ ]
--------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
-------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                      74,951
NUMBER OF SHARES		-----------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			     411,746
     EACH			-----------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON	  		      74,951
     WITH			-----------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                     411,746
-------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   486,453
-------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [X]
-------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    15.90%
-------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
-------------------------------------------------------------------------

                           SCHEDULE 13G

-------------------------------------------------------------------------
CUSIP No.: 70337B102
-------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker II
-------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [ ]
-------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
-------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                     28,880
NUMBER OF SHARES		-----------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			    371,014
     EACH			-----------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			     28,880
     WITH			-----------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                    371,014
-------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   28,880
-------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [X]
-------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    .94%
-------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot Transportation Holding, Inc.

	(b)	The Issuer's principal executive offices are located at 501
Riverside Avenue, Suite 500, Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of John D. Baker II and
Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 (the "JDB Trust"), and John D. Baker II and Edward L. Baker II individually (each, a "Reporting Person").

	(b)	The principal executive offices of the JDB Trust are located at Wells Fargo Family Wealth, 1 West 4th Street, D 4000-015, Winston-Salem, NC 27101.

		The principal business address for the individual Reporting Person, John D. Baker II, is 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202. The principal business address for the individual Reporting Person, Edward L. Baker II, is 4395 McGirts Boulevard, Jacksonville, Florida 32210.

	(c)	The Cynthia L. Baker Trust (the "CLB Trust") was organized
as a Florida trust on April 30, 1965. The individual Reporting Person is a citizen of the United States.

	(d)	This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

	(e)	The CUSIP number of the common stock is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	JDB Trust:			371,014

		2)	John D. Baker II:		486,453

		3)	Edward L. Baker II:	         28,880

		Total:					515,333 shares


	(b)	Percent of class:

		1)	JDB Trust:			12.13%

		2)	John D. Baker II:		15.90 %

		3)	Edward L. Baker II:	         0.94%

		Total:					16.84%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1)	JDB Trust:		371,014

			2)	John D. Baker II:        74,951

			3)	Edward L. Baker II:      28,880

			Total:				484,845

		(ii)	Shared power to vote or to direct the vote:

			1)	JDB Trust:	           0

			2)	John D. Baker II:	411,746

			3)	Edward L. Baker II:	371,014

			Total:				411,746

		(iii)	Sole power to dispose or to direct the disposition of:

			1)	JDB Trust:		371,014

			2)	John D. Baker II:	 74,951

			3)	Edward L. Baker II:      28,880

			Total:				484,845

		(iv)	Shared power to dispose or to direct the disposition of:

			1)	JDB Trust:		       0

			2)	John D. Baker II:  	 411,746

			3)	Edward L. Baker II:	 371,014

			Total:			  	 411,746


	The JDB Trust formerly was a partner in Baker Holdings, L.P. ("Baker Holdings"), which formerly owned 1,061,521 shares of common stock of the Issuer. In connection with the dissolution of Baker Holdings, Baker Holdings distributed 371,014 shares of common stock of the Issuer to the JDB Trust on or about February 25, 2010. To the extent the Partnership and its partners may have been deemed a "Group" under Section 13(d)(3) of the Exchange Act, such Group should be deemed dissolved.

John D. Baker II -- Voting and Dispositive Power
------------------------------------------------

	John D. Baker II has sole voting and dispositive power over 73,451 shares held in his Living Trust and 1,500 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 371,014 shares held by the JDB Trust and the 432 shares in the STABANCO account.

      Mr. Baker has shared voting and dispositive power with respect to 40,300 shares held by Regency Square II, a Florida general partnership.

John D. Baker II -- Beneficial Ownership
---------------------------------------

	The beneficial ownership total of John D. Baker II shown above includes the 371,014 shares held by the JDB Trust and 144 of the 432 shares held in the STABANCO account. Mr. Baker disclaims beneficial ownership of the remaining shares owned by the Partnership and in the STABANCO account.

	Mr. Baker's reported beneficial ownership total also includes (i)
24,000 shares issuable under options exercisable within 60 days after February 25, 2010, (ii) 73,451 shares held in his Living Trust, (iii) 1,500 shares that he holds directly, (iv) 1,549 shares held in a retirement account and
(v) 1,963 shares held by his wife as to which he disclaims beneficial ownership.

	Mr. Baker's reported beneficial ownership total excludes the 40,300 shares held by Regency Square II as well as 64,886 shares held under various trusts for the benefit of his wife and children. Mr. Baker disclaims beneficial ownership of all of such shares.

Edward L. Baker II -- Voting and Dispositive Power
-------------------------------------------------

	Edward L. Baker II has sole voting and dispositive power over 28,886 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 371,014 shares held by the JDB Trust.

Edward L. Baker II -- Beneficial Ownership
-----------------------------------------

	The beneficial ownership total of Edward L. Baker II shown above includes 28,880 shares that he holds directly. Mr. Baker disclaims beneficial ownership of the 371,014 shares held by the JDB Trust.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

	JDB Trust
	John D. Baker II
	Edward L. Baker II

	Each Reporting Person may also be deemed to be members of a group with Edward L. Baker and Thompson S. Baker II. Each Reporting Person disclaims beneficial ownership to shares owned by such persons.

Item 9.  Notice of Dissolution of Group.

	The information regarding the dissolution of any "Group" contained in Item 4. above is hereby incorporated by reference.

Item 10.  Certification.

	Not applicable.

                                SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  March 9, 2010


                                /s/ John D. Baker II
				_________________________________
				John D. Baker II


                                /s/ Edward L. Baker II
				_________________________________
				Edward L. Baker II


                                John D. Baker II
				_________________________________
				John D. Baker II, as Trustee of
                                JDB Trust


                                Edward L. Baker II
				_________________________________
				Edward L. Baker II, as Trustee of
                                JDB Trust